Filed by DISH Network Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Sprint Nextel Corporation

Commission File No.: 001-04721

FACT SHEET

DISH Proposal to Merge with Sprint

Strategic	Operational	Financial

•                  Delivers a superior proposal to the Softbank proposal

•                  Creates the only company that offers convenient, fully-integrated nationwide bundle of in- and out-of- home video, broadband and voice services

•                  Provides substantial synergies and a significantly-enhanced strategic position

•                  Offers superior shareholder value with more cash and greater ownership interest in a combined company better positioned for the future

•                  Provides multifold growth and revenue opportunities through expanded product offerings

•                  Results in lower acquisition costs and lower churn

•                  Provides a nationwide wireless broadband service as a result of significant spectrum assets

•                  Does not require CFIUS regulatory review

•                  Provides customers with fully-integrated, nationwide connectivity across all products, in- and out-of- home

•                  Brings improved broadband services to millions of homes with inferior or no access to competitive broadband services

•                  Provides opportunity to market DISH pay-TV services to Sprint’s existing 47.5 million retail subscribers, and Sprint wireless telephone services to DISH’s existing 14.2 million subscribers

•                  Provides a fully-integrated user experience as a result of the superior spectrum portfolio and substantial capacity to handle data

•                  Positions the combined company as an expert in delivering video as wireless networks move from a voice centric to a data-centric network

•                  Generates an estimated $37 billion in NPV synergies and growth opportunities

•                  Provides shareholders with a higher share price with more cash

•                  Delivers estimated NPV cost and capex synergies of $13.0 billion, including G&A, back office and corporate overhead

•                  Delivers an estimated $1.8 billion in annual run-rate cost synergies by the third year after closing

•                  Creates $50 billion in revenues[1] and $9.4 billion in EBITDA, including run-rate cost synergies, on a pro forma basis for 2012

•                  Expects pro forma corporate ratings of B1/B+ with Senior Secured Credit Facilities likely rated in the BB category

•                  Translates to a reasonable net leverage of 4.7x on a pro forma basis, including Clearwire acquisition at $2.97 per share

•                  Delivers projected subscriber and EBITDA growth of 9% and 20%, respectively

[1] Assumes closing of Clearwire acquisition

Terms of Agreement

•                  DISH’s merger proposal for Sprint includes a total consideration of $25.5 billion, comprised of $17.3 billion in cash and $8.2 billion in DISH stock.

•                  DISH intends to fund the $17.3 billion cash portion of the transaction using $8.2 billion of its balance sheet cash and additional debt financing.  DISH has received a Highly Confident Letter from its financial advisor, Barclays, confirming DISH’s ability to raise the required financing.

•                  Sprint shareholders would receive $7.00 per share based upon DISH’s closing price on Friday, April 12, 2013.  This consists of $4.76 per share in cash versus $4.03 per share in the SoftBank proposal, and approximately 32% ownership in the combined DISH/Sprint versus SoftBank’s proposal of a 30% interest in Sprint alone. This proposal represents a 13% premium to the value of the existing SoftBank proposal.

•                  The merger is subject to antitrust and other regulatory review, consummation of the financing and other customary closing conditions. DISH’s proposal will not require CFIUS regulatory review. We expect the deal to close in fall of 2013, subject to regulatory approvals.

Companies	DISH Network Corporation	Sprint Nextel Corporation
Ticker	NASDAQ: DISH	NYSE: S
Employees (Approximate)	26,000	39,000
Subscribers (Approximate)	14.2 million	47.5 million [2] [2] Retail subscribers. Does not include wholesale or Clearwire subscribers.
Description

DISH Network Corporation, through its subsidiary DISH Network L.L.C., provides approximately 14.056 million satellite TV customers and 183,000 broadband subscribers, as of Dec. 31, 2012, with the highest quality programming and technology with the most choices at the best value, including HD Free for Life. Subscribers enjoy the largest high definition line-up with more than 200 national HD channels, the most international channels, and award-winning HD and DVR technology. DISH Network Corporation is a Fortune 200 company.

Additional information regarding the proposed merger proposal is available via the dedicated transaction microsite: www.CompleteDishSolution.com.

Corporate Website: www.Dish.com

Sprint Nextel offers a comprehensive range of wireless and wireline communications services bringing the freedom of mobility to consumers, businesses and government users. Sprint Nextel served more than 47 million retail subscribers at the end of 2012 and is widely recognized for developing, engineering and deploying innovative technologies, including the first wireless 4G service from a national carrier in the United States; offering industry-leading mobile data services, leading prepaid brands including Virgin Mobile USA, Boost Mobile, and Assurance Wireless; instant national and international push-to-talk capabilities; and a global Tier 1 Internet backbone. The American Customer Satisfaction Index rated Sprint No. 1 among all national carriers in customer satisfaction and most improved, across all 47 industries, during the last four years. Newsweek ranked Sprint No. 3 in both its 2011 and 2012 Green Rankings, listing it as one of the nation’s greenest companies, the highest of any telecommunications company.

Cautionary Statement Concerning Forward—Looking Statements

Cautionary Statement Concerning Forward—Looking Statements

Certain statements contained herein may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of DISH Network Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. More information about such risks, uncertainties and other factors is set forth in DISH Network Corporation’s Disclosure Regarding Forward-Looking Statements included in its recent filings with the Securities and Exchange Commission (the “SEC”), including its annual report on Form 10-K for the year ended December 31, 2012.  Risks and uncertainties relating to the proposed transaction include, without limitation, the risks that: Sprint Nextel Corporation will not enter into any definitive agreement with DISH Network Corporation or the terms of any definitive agreement will be materially different from those described above; the parties will not obtain the requisite financing or regulatory approval for the proposed transaction; the proposed transaction will not be consummated for any other reason; management’s attention will be diverted from ongoing business operations; and the anticipated benefits of the transaction will not be realized.  The forward-looking statements speak only as of the date made, and DISH Network Corporation expressly disclaims any obligation to update these forward-looking statements.

Additional Information About the Proposed Transaction and Where to Find It

This communication relates to a business combination transaction with Sprint Nextel Corporation proposed by DISH Network Corporation, which may become the subject of a registration statement filed with the SEC. This communication is not a substitute for the joint proxy statement/prospectus that DISH Network Corporation and Sprint Nextel Corporation would file with the SEC if any agreement is reached or any other documents that DISH Network Corporation or Sprint Nextel Corporation may send to shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS IF, AND WHEN, THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. All such documents, if filed, would be available free of charge at the SEC’s website (http://www.sec.gov).  In addition, investors and security holders may obtain free copies of such documents filed by DISH Network Corporation with the SEC by directing a request to: DISH Network Corporation, 9601 S. Meridian Boulevard, Englewood, Colorado 80112, Attention: Investor Relations.  This communication shall not constitute an offer to buy or solicitation of an offer to sell any securities, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants

DISH Network Corporation and its directors and executive officers may be deemed, under the rules of the SEC, to be participants in any solicitation of shareholders of DISH Network Corporation or Sprint Nextel Corporation in connection with the proposed transaction. Investors and security holders may obtain information regarding the names, affiliations and interests of the directors and executive officers of DISH Network Corporation in its annual report on Form 10—K for the year ended December 31, 2012, which was filed with the SEC on February 20, 2013, and its proxy statement for the 2013 annual meeting of shareholders, which was filed with the SEC on March 22, 2013. These documents can be obtained free of charge at the SEC’s website (http://www.sec.gov) and from Investor Relations at DISH Network Corporation at the address set forth above. Additional information regarding the interests of these participants will also be included in any proxy statement/prospectus and other relevant documents to be filed with the SEC in connection with the proposed transaction when they become available.